EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

September 2023

Item 3	News Releases

News release dated September 12 and 14, 2023

Item 4	Summary of Material Change

In September 2023, the Company completed its 4-week oral BETR-001 GLP toxicology study in animals. The study demonstrated that BETR-001’s repeated dosing for 4 weeks is very well-tolerated. The study findings support a broad therapeutic window for the use of BETR-001 in humans.

On September 18, 2023, the Company hosted an investor update call. The investor update has been posted on the Company’s website.

Also in September 2023, the Company filed its unaudited consolidated interim financial statements for the three and six months ended July 31, 2023, along with its management’s discussion and analysis and annual information form, which can be accessed at www.sedarplus.ca.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

September 29, 2023

SCHEDULE “A”

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BetterLife Obtains Favourable Animal Safety Data for Repeated Oral Dosing of BETR-001

VANCOUVER, British Columbia, September 12, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”),  announced it has completed its 4-week oral BETR-001 GLP toxicology study in animals. The study demonstrated that BETR-001’s repeated dosing for 4 weeks is very well-tolerated. The study findings support a broad therapeutic window for the use of BETR-001 in humans.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “BETR-001 is a unique non-hallucinogenic derivative of LSD, which we have shown has robust activity in animal depression and anxiety models without the burden of being hallucinogenic. We are very pleased with the results of this GLP toxicology study of oral BETR-001 in vivo. The study shows that BETR-001, even with repeat dosing at high doses, is very well tolerated. These data predict that BETR-001 will have a broad therapeutic window in humans; that is, BETR-001 dosing at levels that are effective is predicted to not have unwanted side effects. Given BETR-001’s non-hallucinogenic characteristics, this means that BETR-001 will have a significant advantage over other compounds being developed in this field, whether psychedelics or derivatives thereof. These data, together with the other ongoing IND-enabling nonclinical toxicology studies, will support the filing of BETR-001’s IND application with the FDA and initiation of human clinical trials.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

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Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma to Host Investors Update Call on September 18, 2023

VANCOUVER, British Columbia, September 14, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”), announces that it will host an investor update Zoom call at 1:30pm PDT (4:30pm EDT) on Monday, September 18, 2023. In attendance from BetterLife will be Dr. Ahmad Doroudian, Chief Executive Officer, and Dr. Hooshmand Sheshbaradaran, Chief Operating Officer.

Format:

Management presentation (15 to 20 minutes), followed by a question period. Please email your questions before or during the meeting to David Melles, Investor Relations Manager, at: David.Melles@blifepharma.com.

Zoom Meeting Information:

Link: https://us02web.zoom.us/j/83742601242

Dial-in: +1 647 374 4685 (Canada), +1 689 278 1000 (US), or find your local number at https://us02web.zoom.us/u/kc5RABWLlG

Meeting ID: 837 4260 1242

The investor update will be posted on the Company's website immediately following the meeting.

"We are entering an exciting phase of our Company's development. Management would like to highlight the latest data on BETR-001 and recent M&A activity in our space, provide an overall business update and discuss strategy moving forward in the coming months,” said Ahmad Doroudian, Chief Executive Officer.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

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BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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